LIONTREE ADVISORS LLC                                          745 Fifth Ave,
15th Floor
                                                                 New York, NY
10151
                                                                 United States


November 11, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

To Whom It May Concern:

Reference is made to the underwriting agreement, dated September 14, 2021 (the "Underwriting
Agreement"), by and among LionTree Advisors LLC ("LionTree"), Barclays Capital Inc., UBS Securities
LLC and CIIG Capital Partners II, Inc. (the "Company'') related to the Company's initial public offering
(the "IPO").

LionTree was informed that the Company intends to pursue a business combination with Zapp Electric
Vehicles Limited or one of its affiliate(s) (the "Target") (the "Business Combination"). LionTree has not been engaged by the Company, the Sponsor (as defined in the Underwriting Agreement) or the Target regarding the Business Combination. However, because LionTree served as one of the Company's underwriters on the IPO, LionTree will be entitled to the Deferred Discount (as defined in the
Underwriting Agreement) if the Business Combination is consummated.

This letter is to advise you that, effective as of November 11, 2022, LionTree has resigned from, or ceased or refused to act in, every capacity and relationship in which LionTree may otherwise be described in any registration statement for the Business Combination (the "Registration Statement") as acting or agreeing to act (including, without limitation, any capacity or relationship
(A) required to be described
under Paragraph (5) of Schedule A (15 U.S.C. 77aa) or (B) for which consent is required under Section 7 of the Securities Act of 1933, as amended (the "Securities Act")) with respect to the Business
Combination. LionTree has also waived any Deferred Discount solely with respect to the Business
Combination.

Therefore, LionTree hereby advises you, pursuant to Section ll(b)(l) of the Securities Act, that none of
LionTree, any person who controls it (within the meaning of either Section 15 of the Securities Act or
Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration
Statement. This notice is not intended to constitute an acknowledgment or admission that LionTree has been or is an underwriter (within the meaning of Section 2(a)(l 1) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Business Combination.

                                                         Very truly yours,

                                                         LionTree Advisors LLC


                                                         By:    I!_~
                                                         Nam6onathan Koen
                                                         Title: Managing
Director